October 20, 2006

Vanessa Robertson
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               USANA Health Sciences, Inc.
Form 10-K for the year ended December 31, 2005
File No. 000-21116
SEC Oral Comments

Dear Ms. Robertson:

This letter is pursuant to our phone conversations on October 6 and 19, 2006 with respect to the above-referenced Form 10-K.  As we discussed, due to the timing of our quarter-end earnings activities, and our desire to fully coordinate our response with our Independent Auditors, our response to the Oral Comments received on October 6, 2006 has been delayed.  Please be advised that USANA will provide our written response to the Staff’s Oral Comments by Monday, October 30, 2006.

Very truly yours,

/s/ Gilbert A. Fuller
Gilbert A. Fuller
Executive Vice President & Chief Financial Officer